

August 15, 2013

Via E-mail
Ms. Jeanne M. Hillman
Chief Accounting Officer
Weyerhaeuser Company
Federal Way, WA 98063-9777

>   **Re: Weyerhaeuser Company**
>   **Form 10-K**
>   **Filed February 19, 2013**
>   **File No. 001-04825**

Dear Ms. Hillman:

We have reviewed your correspondence dated August 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Balance Sheet, page 52

1.   We note your response to comment one from our letter dated July 29, 2013 and have considered the revised presentation of the balance sheet included in the Form 10-Q for the quarter ended June 30, 2013. Based upon your disclosure on page 79 of the Form 10-K for the year ended December 31, 2012, it appears that the restricted financial investments and non-recourse debt should be separated into a current and non-current component. Please confirm to us that you will revise in future filings. In addition, please tell us why "Real estate inventory held by variable interest entities" has not been included with either "Real estate in process of development and for sale" or "Land being processed for development."

2.   We note your response to comment two from our letter dated July 29, 2013 and continue to believe that assets and liabilities related to Forest Products and Real Estate should be presented on an aggregate basis on your balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief